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Exhibit 99.1

[CYANCO LOGO]

CYANCO COMPANY

Financial Statements
As of December 31, 2007 and 2006 and for the Years Then Ended

Together with Independent Auditors' Report

[TANNER LC LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

To the Joint Venture Participants
of Cyanco Company

        We have audited the accompanying balance sheets of Cyanco Company (the Company) as of December 31, 2007 and 2006, and the related statements of income, joint venture capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyanco Company as of December 31, 2007 and 2006, and the results of its operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ TANNER LC

February 1, 2008

CYANCO COMPANY
Balance Sheets

December 31,

	2007	2006
Assets
Current Assets
Cash and cash equivalents	$1,901,000	$1,947,000
Accounts receivable, net	3,895,000	3,811,000
Inventories	1,911,000	1,499,000
Prepaid expenses	483,000	369,000

Total current assets	8,190,000	7,626,000
Property and equipment, net	10,772,000	11,768,000
Intangible assets, net	191,000	389,000
Other assets	160,000	169,000

	$19,313,000	$19,952,000

Liabilities and Joint Venture Capital
Current liabilities:
Accounts payable	$2,728,000	$2,919,000
Accounts payable—related parties	201,000	177,000
Accrued liabilities	633,000	647,000

Total current liabilities	3,562,000	3,743,000
Commitments and contingencies
Joint venture capital	15,751,000	16,209,000

	$19,313,000	$19,952,000

See accompanying notes to financial statements

CYANCO COMPANY
Statements of Income

Years Ended December 31,

	2007	2006
Revenues:
Sales, net	$52,230,000	$52,265,000
Other	99,000	106,000

Total revenues	52,329,000	52,371,000

Costs and expenses:
Cost of sales	37,867,000	36,452,000
Selling, general and administrative	2,920,000	3,473,000
Research and development	—	10,000

Total costs and expenses	40,787,000	39,935,000

Net income	$11,542,000	$12,436,000

See accompanying notes to financial statements

CYANCO COMPANY
Statements of Joint Venture Capital

Years Ended December 31,

	Winnemucca Chemicals, Inc.	CyPlus Corporation	Total
Balance, January 1, 2006	9,038,000	6,735,000	15,773,000
Distributions	(6,000,000)	(6,000,000)	(12,000,000)
Net income	6,218,000	6,218,000	12,436,000

Balance, December 31, 2006	9,256,000	6,953,000	16,209,000
Distributions	(6,000,000)	(6,000,000)	(12,000,000)
Net income	5,771,000	5,771,000	11,542,000

Balance, December 31, 2007	9,027,000	6,724,000	15,751,000

See accompanying notes to financial statements

CYANCO COMPANY
Statements of Cash Flows

Year Ended December 31,

	2007	2006
Cash flows from operating activities:
Net income	$11,542,000	$12,436,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,289,000	3,086,000
Other non-cash (income) expense	42,000	(17,000)
Decrease (increase) in:
Accounts receivable	(84,000)	(706,000)
Inventories	(412,000)	209,000
Prepaid expenses	(114,000)	(259,000)
Other assets	9,000	(5,000)
Increase (decrease) in accounts payable and accrued liabilities	(181,000)	(1,371,000)

Net cash provided by operating activities	13,091,000	13,373,000

Cash flows from investing activities:
Purchase of property and equipment	(1,138,000)	(1,444,000)
Proceeds from sale of property and equipment	1,000	47,000

Net cash used in investing activities	(1,137,000)	(1,397,000)

Cash flows from financing activities:
Distributions to joint venture partners	(12,000,000)	(12,000,000)

Net change in cash and cash equivalents	(46,000)	(24,000)
Cash and cash equivalents, beginning of year	1,947,000	1,971,000

Cash and cash equivalents, end of year	$1,901,000	$1,947,000

See accompanying notes to financial statements

CYANCO COMPANY
Notes to Financial Statements

December 31, 2007 and 2006

1.	Organization and Significant Accounting Policies
Organization between Joint Venture Partners
Cyanco Company (the "Company") is a non-corporate joint venture that is owned 50 percent by Winnemucca Chemicals, Inc. (Winnemucca Chemicals) and by CyPlus Corporation (CyPlus). The Company is the owner and operator of a liquid sodium cyanide manufacturing facility located in Humboldt County, Nevada, and operates within the mining industry.
Cash Equivalents For purposes of the financial statements, cash and cash equivalents includes all cash and short-term investments with original maturities to the Company of three months or less.

Accounts Receivable
Trade receivables are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying potential troubled accounts and by using historical experience and future expectations applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.
Inventories Inventories are recorded at the lower of cost or market, cost being determined on a first in, first out (FIFO) method.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation of property and equipment, other than the sodium cyanide plant, is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of the sodium cyanide plant is computed using the units-of-production method. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on the sale of property and equipment are included in current operations.

Intangible Assets
Intangible assets include the license of certain technology used in the manufacturing plant, certain costs incurred in connection with the construction of the manufacturing plant, customer relationships, and other intangible assets purchased in the 2002 asset acquisition (Note 2). The license of technology and the costs related to the manufacturing plant are amortized using the units-of-production method. The purchased intangible assets are being amortized using the straight-line method over estimated useful lives of 5 to 10 years.

Revenue Recognition
Revenue for sales of product is recognized when a valid purchase order has been received, product has been shipped, the selling price is fixed or determinable, and collection is reasonably assured.
Income Taxes The joint venture is not subject to income taxes since all income tax effects are passed through the joint venture partners.

Concentrations
Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. The Company has historically not experienced losses on receivables and believes no significant credit risk exists for receivables at December 31, 2007.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. As of December 31, 2007, the Company had approximately $1,729,000 in excess of the insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of mining companies in the Western United States. Although the Company is directly affected by the economic health of the mining industry, management does not believe significant credit risk exists at December 31, 2007.

The Company has purchase commitments with suppliers of certain raw materials covering various time periods and containing various pricing arrangements. The Company believes alternative sources of the raw materials are available in the event that the suppliers are unable to meet the Company's raw material needs.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets, including intangible assets, for impairment through an analysis of undiscounted future cash flows on an annual basis. If it is determined that an impairment loss has occurred based on expected cash flows, such loss is recognized in the statement of income.
Research and Development The Company expenses research and development cost as incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Certain of these key estimates include the allowance for doubtful accounts and the realization of carrying values and useful lives of long-lived tangible and intangible assets. Differences in these estimates and actual results could be material to the Company's financial position and results of operations.
2.	Acquisition
On April 1, 2002, the Company acquired certain assets of a chemical company's sodium cyanide business for an aggregate consideration not to exceed $5,900,000, but not less than $4,900,000 consisting of $4,000,000 in cash with an additional $900,000 to $1,900,000 as contingent consideration based on a defined annual revenue sharing calculation through December 31, 2006. The Company allocated $4,500,000 of the $4,900,000 minimum purchase price to customer relationships and other intangible assets and the remaining $400,000 to property and equipment.
The Company recorded a liability for the minimum revenue sharing amount at December 31, 2002, $342,000 as the estimated current amount and $558,000 as the estimated long-term portion.
The Company paid a total of $1,228,000 related to the revenue sharing obligation.

Revenue sharing obligations in excess of the minimum revenue sharing amount of $900,000 were recorded as additional acquisition cost of the customer relationships and were subject to the Company's amortization policy and impairment tests for this intangible asset.
3. Detail of Certain Balance Sheet Accounts

	December 31,
	2007	2006
Accounts receivable, net:
Accounts receivable—trade	$3,994,000	$3,893,000
Accounts receivable—employees	15,000	38,000
Allowance for doubtful accounts	(114,000)	(120,000)

	$3,895,000	$3,811,000

Inventories:
Raw materials	$1,533,000	$1,229,000
Finished goods	291,000	270,000
Parts and supplies	87,000	—

	$1,911,000	$1,499,000

Accrued liabilities
Revenue sharing payable (Note 2)	$—	$159,000
Sales tax payable	256,000	260,000
Accrued wages	74,000	64,000
Other	303,000	164,000

	$633,000	$647,000

4.	Property and Equipment	Property and equipment consist of the following:
	December 31,
	2007	2006
Plant	$27,586,000	$26,221,000
Machinery and equipment	3,246,000	2,638,000
Land	519,000	519,000
Vehicles	353,000	357,000
Office equipment and fixtures	257,000	357,000
Construction in progress	367,000	1,299,000

	32,328,000	31,391,000
Less accumulated depreciation and amortization	(21,556,000)	(19,623,000)

	$10,772,000	$11,768,000

Depreciation expense was $2,091,000 and $2,071,000 for the years ended December 31, 2007 and 2006, respectively.

5.	Intangible Assets	Identifiable intangible assets subject to amortization at December 31 were as follows:
	2007
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer relationships and other	$3,122,000	$(3,122,000)	$—
License	559,000	(443,000)	116,000
Plant set-up costs	352,000	(277,000)	75,000

	$4,033,000	$(3,842,000)	$191,000

	2006
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer relationships and other	$3,122,000	$(2,987,000)	$135,000
License	559,000	(404,000)	155,000
Plant set-up costs	352,000	(253,000)	99,000

	$4,033,000	$(3,644,000)	$389,000

Amortization expense for identifiable intangible assets was $198,000 and $1,015,000 for the years ended 2007 and 2006, respectively.
The estimated future annual amortization expense for identifiable intangible assets is as follows:
Year	Amount
2008	$63,000
2009	63,000
2010	62,000
2011	3,000

$191,000

6.	Related Party Transactions	Related party transactions consist of the following:
	As of or for the Years ended December 31,
	2007	2006
Amounts receivable from joint venture partners or their affiliates included in accounts receivable	$8,000	$4,000
Management fees, cost reimbursements, and other fees paid to the joint venture partners or their affiliates, included in general and administrative expenses	$1,810,000	$1,676,000
Purchases of goods and services from joint venture partners or their affiliates included in:
Cost of sales	$179,000	$92,000
Additions to property and equipment	$21,000	$29,000
Amounts payable to joint venture partners or their affiliates	$201,000	$177,000

7.	Profit Sharing Plan	The Company participates in a multi-employer defined contribution profit sharing plan with Nevada Chemicals, Inc., the parent company of Winnemucca Chemicals, which qualifies under Section 401(K) of the Internal Revenue Code. The plan provides retirement benefits for employees meeting minimum age and service requirements. Participants may contribute up to 20 percent of their gross wages, subject to certain limitations. The Company made contributions to the plan of $50,000 and $34,000 during 2007 and 2006 respectively.
8.	SupplementalStatements of Cash Flows Information	During the year ended December 31, 2006, intangible assets and accrued liabilities increased by $159,000 due to the 2006 revenue sharing obligation.
The Company did not pay cash for income taxes or interest during the years ended December 31, 2007 and 2006.
9.	Fair Value of Financial Instruments
The Company's financial instruments consist of cash, receivables and payables. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.
10.	Long-Term Agreements
The Company has contracts with two suppliers of liquid caustic soda that will provide 100% of the Company's requirements at specified prices. The agreements terminate on December 31, 2007 (with an option to renew on a year-by-year basis) and December 31, 2008.
The Company has an agreement with a transportation company to deliver all the Company's product. The agreement has an agreed-upon fee structure and terminates in January 2011.
11.	Major Customers	During 2007, the Company had sales to three customers representing 42%, 36% and 13% of total sales. During 2006, the Company had sales to two customers representing 49% and 34% of total sales.

At December 31, 2007, the Company had accounts receivable from four customers representing 41%, 22%, 21%, and 12% of total accounts receivable. At December 31, 2006, the Company had accounts receivable from two customers representing 46% and 41% of total accounts receivable.

12.	Standby Letter of Credit
During 2005, the Company entered into an irrevocable standby letter of credit agreement with a bank. The letter of credit guarantees the Company's performance to a third party vendor, and allows the beneficiary to draw on the letter of credit up to an aggregate amount of $160,000. At December 31, 2007, the letter of credit had expired and was in process of renewal. The letter of credit is secured by a certificate of deposit included in other assets, which had a balance of $160,000 and $169,000 at December 31, 2007 and 2006, respectively.
13.	Recent Accounting Pronouncements
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities applies to all entities with available-for- sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, Fair Value Measurements. We have not elected early adoption of this statement, and do not expect the adoption of this statement will have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. In November 2007, the FASB authorized its staff to draft a proposed FASB Staff Position ("Proposed FSP") that would partially defer the effective date of SFAS No. 157 for one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. If the proposed FSP is approved, SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and liabilities carried at fair value on a recurring basis and on January 1, 2009, for non-recurring non-financial assets and liabilities that are recognized or disclosed at fair value. We do not expect the adoption of SFAS No. 157 will have a material impact on our financial statements.

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  Exhibit 99.1